EXHIBIT 99.1

Power Efficiency Corporation Reports Second Quarter 2009 Financial Results

Finishes Quarter with Two OEM Agreements

August 14, 2009 – Las Vegas, NV – Power Efficiency Corporation (OTCBB:PEFF.OB), a clean tech company focused on efficiency technologies for electric motors, today announced its second quarter 2009 financial results and updated stockholders about the Company’s progress.

The Company’s technology platform, called E-Save Technology®, reduces the amount of electricity used by electric motors that are at times lightly loaded and operate at a constant speed.  Power Efficiency estimates E-Save Technology has the potential to save $1.7 billion in electricity a year in industrial applications alone in the U.S.

The Company has developed two products based on E-Save Technology.  One is a Three Phase Motor Efficiency Controller (MEC), which improves the efficiency of motors in escalators, elevators, granulators, saws, stamping presses, conveyors, crushers and many other industrial applications.  The second is a Single Phase MEC, which is targeted at small motors in clothes washers and dryers, refrigerators and other appliances and light commercial equipment.  In 2008 the Company released “digital” versions of these products that have significantly enhanced features and capabilities over the Company’s historical analog-based product.  These improvements make the MEC capable of being adopted by OEMs and other large volume sales channels.

Sales for the quarter ended June 30, 2009 were $75,393. For the quarter, industrial market sales of $44,584 exceeded vertical transportation market sales of $30,809. This was primarily because the digital product was not accepted and internally launched by some of our largest customers until very late in the quarter.

Net loss for the quarter, including $95,894 in non-cash expenses related to stock based compensation and $848,222 in non-cash gains related to unrealized loss on the fair value of certain outstanding warrants, was $178,365.  Excluding these non-cash amounts, the Company lost $930,693 in the quarter. The Company recorded a gross margin of $25,837, or 34%.

Steven Strasser, the Company’s Chairman and CEO, stated, “We announced the signing of two contracts with major OEMs in the vertical transportation market in the second quarter.  We are now promoting awareness of these products through the field offices and national account managers of these OEMs.  To date, we have received several orders under those contracts, including an initial order for escalator modernization at one of the nation’s major airports.  Overall, we expect sales through these contracts to ramp up over time as the product is incorporated in these companies’ sales proposals, ultimately growing revenue significantly in future quarters.  We are working hard on additional OEM agreements in vertical transportation.”

“We are also expanding our industrial market sales efforts through the development of an independent representative network.  We have received a very positive reaction from these reps and expect to sign up highly qualified representatives with strong customer relationships and deep expertise in related technologies.  We expect to have most of this rep network in place by the end of the third quarter.  By the end of the year we expect to have reps across the country trained and actively selling our product.  Overall, we believe these OEM agreements and reps will enable the Company to become a highly valuable energy technology provider.”

“I am pleased with our 34% gross margin for the quarter.  For building long term stockholder value, this gross margin and the larger volume agreements and channels are most important.”

Strasser continued, “The macro environment for our products continues to improve.  Saving energy is frequently cited as the least expensive “source” of power and it reduces CO2 emissions from electricity generation.  If regulation of CO2 emissions is enacted by the U.S., as many anticipate happening before the international climate meetings in Copenhagen this winter, our products would provide users an additional form of cash flow – emission reduction credits.”

About Power Efficiency Corporation
Power Efficiency Corporation is a clean tech company focused on efficiency technologies for electric motors. Power Efficiency is incorporated in Delaware and is headquartered in Las Vegas, Nevada. The Company has developed a patented and patent-pending technology platform, called E-Save Technology, which has been demonstrated in independent testing to improve the efficiency of electric motors by up to 35% in appropriate applications. Electric motors consume over 25% of the electricity in the U.S. and many operate inefficiently. E-Save Technology can be licensed to motor, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology, include an Industrial Motor Efficiency Controller for three phase applications, such as escalators, crushers, granulators, mixers, saws and MG elevators, and a new Appliance Motor Efficiency Controller for small single phase applications such as residential and light commercial appliances. For more information, go to www.powerefficiency.com.

As a cautionary note to investors, certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company’s products in the market; the Company’s success in technology and product development; the Company’s ability to execute its business model and strategic plans; and all the risks and related information described from time to time in the Company’s SEC filings, including the financial statements and related information contained in the Company’s SEC filing. Power Efficiency assumes no obligation to update the information in this release.

Contact:
BJ Lackland, CFO
Power Efficiency Corporation
Tel: 702-697-0377